Publication: South China Morning Post **Date:** 21 Nov 2005 FPC Exemption No. (82-836)
Page: Classified 8 **Where Published:** Hong Kong

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

STOCK CODE: 00142

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of First Pacific Company Limited ("**First Pacific**" or the "**Company**") will be held at The Victoria and Chater Rooms, 2nd Floor, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong on Friday, 9 December 2005 at 10 a.m. for the purpose of considering and, if thought fit, passing (with or without modification) the following resolutions as Ordinary Resolutions:

"THAT:

1. the proposed acquisition by the Company, directly or through a wholly-owned subsidiary, of 428,570,000 ordinary shares of Del Monte Pacific Limited ("**Del Monte**") (the "**Acquisition**") on the terms of and subject to the conditions of, and for the consideration specified in, the Share Purchase Agreement dated 9 November 2005 and made between Cirio Finanziaria S.p.A. in Amministrazione Straordinaria, Del Monte Holdings Limited and First Pacific (the "**Share Purchase Agreement**") be and is hereby approved; and any Director of the Company be and is/are hereby authorised to arrange for the execution of such documents in such manner as they may consider necessary and desirable and to do, or authorise the Company to do, whatever acts and things they may consider necessary or desirable or expedient for the purpose of, or in connection with, the implementation and completion of the Share Purchase Agreement and/or any matter related thereto and to make or agree, or authorise the Company to make or agree, such amendments or variations thereto, and grant, or authorise the Company to grant, any waivers of any conditions precedent or other provisions thereof as such Director of the Company in his discretion considers to be desirable and in the interests of the Company; and

2. subject to and conditional upon the Share Purchase Agreement becoming unconditional in all respects and completion of the Acquisition, the making of the mandatory conditional cash offer by First Pacific Brands Limited, a wholly-owned subsidiary of the Company (the "**Offeror**"), under the Singapore Code on Take-overs and Mergers (the "**Singapore Takeovers Code**"), for the remaining issued or to be issued share capital of Del Monte which is not already owned, controlled or agreed to be acquired by the Offeror or any party acting or presumed to be acting in concert with it (within the meaning ascribed to that term under the Singapore Takeovers Code) and any options to the extent required by the Singapore Takeovers Code (the "**Offer**") be and is hereby authorised and approved and any Director of the Company be and is/are hereby authorised to arrange or to instruct or direct the Offeror to arrange or to instruct or direct the Offeror to arrange for the issue and/or execution of such documents in such manner as they may consider necessary and desirable and to do, or authorise the Company to do or to instruct the Offeror to do or authorise to be done, whatever acts and things they may consider necessary or desirable or expedient for the acquisition of the whole of the issued share capital of Del Monte, taking Del Monte private and for the purpose of, or in connection with, the implementation and completion of the Offer or any matter related thereto."

By order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Dated: 21 November 2005

Notes:

1. Any shareholder entitled to attend and vote at the special general meeting convened by the above notice is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of First Pacific.
2. A form of voting proxy for the special general meeting is enclosed. In order to be valid, the form of voting proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of the power of attorney or other authority must be deposited at First Pacific's head office (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong, not less than 48 hours before the time appointed for holding the special general meeting or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meeting should they so wish.
3. Any shareholder entitled to attend and vote at the special general meeting convened by the above notice who has a material interest in the proposed transaction and his associates must abstain from voting on the resolutions set out in the above notice to approve the proposed transaction.

As at the date of this notice, the Board of Directors of the Company comprises Mr Anthoni Salim as Chairman, Mr Manuel V. Pangilinan as Managing Director and Chief Executive Officer, Mr Edward A. Tortorici and Mr Robert C. Nicholson as Executive Directors, His Excellency Albert F. del Rosario, Mr Tedy Djuhar, Mr Sutanto Djuhar, Mr Ibrahim Risjad and Mr Benny S. Santoso as Non-executive Directors and Professor Edward K.Y. Chen (GBS, CBE, JP), Mr Graham L. Pickles and Mr David W.C. Tang (OBE, Chevallier de L'Ordre Arts et des Lettres) as Independent Non-executive Directors.